Exhibit 99.1

Canadian Solar Inc. Announces Results of 2021 Annual Meeting of Shareholders

GUELPH, Ontario, June 23, 2021 – Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), today announced that it held its Annual Meeting of Shareholders on June 23, 2021. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.	The setting of the number of directors to hold office of the Company for the ensuing year at nine (9);

2.	The election of Dr. Shawn (Xiaohua) Qu, Dr. Harry E. Ruda, Mr. Andrew (Luen Cheung) Wong, Mr. Arthur (Lap Tat) Wong, Ms. Lauren C. Templeton, Mr. Karl E. Olsoni, Mr. Leslie (Li Hsien) Chang, Mr. Yan Zhuang and Dr. Huifeng Chang each as a director of the Company until the next annual meeting of shareholders of the Company or until their successors are elected or appointed;

3.	The re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company and the authorization of the directors of the Company to fix their remuneration until the close of the next annual meeting of shareholders of the Company.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 55 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Likewise, since entering the solar project development business in 2010, Canadian Solar has developed, built and connected over 5.7 GWp in over 20 countries across the world. Currently, the Company has around 500 MWp of projects in operation, nearly 6 GWp of projects under construction or in backlog (late-stage), and an additional 15 GWp of projects in pipeline (mid- to early- stage). Additionally, Canadian Solar has 1.2 GWh of battery storage projects under construction, and nearly 17 GWh of battery storage projects in backlog or pipeline as of March 31, 2021. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.